August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (408) 544-8000

John P. Daane
President and Chief Executive Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re:** **Altera Corporation**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 000-16617**

Dear Mr. Daane:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Cash Compensation, page 16

1.   You indicate that total cash compensation is targeted to be between the 50th and 75th percentiles of your peer group. Please supplement such disclosure to also indicate the actual, as opposed to targeted, percentiles of your peer group represented by the actual cash compensation paid for your 2006 fiscal year. To the extent actual compensation was outside the targeted percentile range, please explain why.

2.   You indicate that you increase salaries as necessary to realign salaries with market levels. Is this the only factor the compensation committee considers as part of its annual performance and compensation review of base salaries? To the extent applicable, please discuss any other factors the compensation committee considers in decisions to increase or decrease salary materially. See Item 402(b)(2)(ix) of Regulation S-K.

3.   You indicate that individual and group goals are established prior to the start of the fiscal year which would suggest that 2007 goals were known prior to the filing of your proxy statement. However, your Compensation Discussion and Analysis appears to only discuss the targets and goals for 2006. Please include a discussion of policies that you will apply on a going-forward basis. See the text of Commission Release 33-8732A, marked by footnote 86.   Please also provide the disclosure required by Item 402(b) of Regulation S-K with respect to compensation policies, plans or arrangements for your 2007 fiscal year.

4.   We note that your Bonus Plan incentives are based on a formula that takes into account your financial performance and an individual executive's performance against individual goals. While you disclose the financial factors that comprise the company performance portion of such formula, you do not disclose the individual goals of each executive officer. Please provide such disclosure. In addition, as discussed in the aforementioned comment, to the extent individual performance measures for the upcoming fiscal year have been established, please provide such disclosure as well. To the extent you believe disclosure of these individual goals and measures is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide support on a supplemental basis for such belief and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific target levels applicable to each such officer. Please see Instruction 4 to Item 402(b). General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

5.   In your discussion of the individual goals and performances mentioned in the aforementioned comment, also indicate whether discretion can be or has been exercised with respect to determining an officer's performance, identifying any particular exercise of discretion and stating whether it applied to one or more specified named executive officers. For example, in evaluating what percentage of an individual's goals were achieved, indicate whether the compensation committee considered as part of such evaluation that it had targeted total cash compensation to be between the 50th and 75th percentile of your peer group. Please see Item 402(b)(2)(vi) of Regulation S-K.

6.   We note your discussion of bonuses awarded to several of your named executive officers in footnotes 4, 6 and 8 of your summary compensation table. Please disclose the information required by Item 402(b)(1) of Regulation S-K with respect to such bonuses. For example, discuss why you chose to pay each such bonus given the existence of the current incentive compensation scheme and how you determined the amount of each such bonus. Also disclose how each bonus, your decisions regarding these bonuses and your ability to grant future discretionary bonuses fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

Long-term Equity Compensation, page 18

7.   You indicate on page 18 that in fiscal 2006, you awarded stock options to certain of your named executive officers and restricted stock to others. Please discuss your basis for allocating compensation to each different form of long-term equity compensation and to different named executive officers. Also discuss why you chose to grant your chief executive officer options in 2006 and restricted stock grants in 2007.

8.   You also indicate on page 18 that the board of directors decided that vesting of the restricted stock grants made to your CEO and other named executive officers in 2007, other than awards made in connection with the initial election of a new executive officer, will be contingent on the company achieving net income from continuing operations as a percentage of revenue of eighteen percent or greater in 2007. While you discuss on page 19 several of the factors that the compensation committee considers with respect to determining the size of the option grant to your chief executive officer, you do not provide such discussion with respect to your other named executive officers. Discuss how you determined the amount of option and restricted stock grants made to your named executive officers for your 2007 fiscal year. Also disclose how such determination and the net income vesting hurdle fit into your overall compensation objectives and affect decisions regarding your other compensation elements. See Item 402(b)(1)(v) and (vi) of Regulation S-K.

Other Benefits, page 18

9.   Expand your disclosure of the severance agreement with your chief executive officer to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to this element of compensation. Discuss how this compensation component and your decisions regarding its structure and design fit into your overall compensation objectives and affects decisions regarding other elements.

CEO Compensation, page 19

10.   You indicate on page 19 that the compensation committee determines the size of the option grant to your chief executive officer based principally on an estimate of the equity incentive value of his unvested options, as well as benchmarking against peer companies. Please expand such disclosure. For example, is their a particular equity incentive value of the chief executive officer's unvested options that the compensation committee wishes to target? Do you have equity or other security ownership requirements or guidelines that influence such target? In benchmarking option or restricted stock grants against peer companies, what percentile of your peer group are you targeting and what percentile did you actually achieve for your 2006 fiscal year?

11.   In addition, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the $2.4 million option award granted to your chief executive officer on January 10, 2006 as compared to the $771,000 restricted stock awards granted to Messrs Berlan, Plofsky and Papa on January 30, 2006. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Option Exercises and Stock Vested in Fiscal 2006, page 24

12.   Reconcile the second sentence of this paragraph with footnote 2 to the table.

Outstanding Equity Awards, page 25

13.   Disclose by footnote the vesting dates of options and restricted stock held at fiscal year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 34

14.   Disclose whether such policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3444 with any questions.

                                        Sincerely,

                                        Perry J. Hindin
                                        Special Counsel